EXHIBIT 99.7

MAIN PASS OIL GATHERING COMPANY, LLC

EXHIBIT 99.7

Independent Auditor's Report

To the Members of
Main Pass Oil Gathering Company, LLC
Houston, Texas

We have audited the accompanying financial statements of Main Pass Oil Gathering Company, LLC, (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Main Pass Oil Gathering Company, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
February 21, 2017

EXHIBIT 99.7

MAIN PASS OIL GATHERING COMPANY, LLC
BALANCE SHEETS
(in thousands)

	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$1,017	$928
Accounts receivable, net	753	969
Prepaid expenses and other assets	188	189
Total current assets	1,958	2,086
Pipeline and equipment, net	29,623	33,000
Other assets	725	365
Total assets	$32,306	$35,451
LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Accounts payable	$275	$212
Accrued liabilities	128	144
Total current liabilities	403	356
Asset retirement obligations	25,005	23,618
Total liabilities	25,408	23,974
Commitments and contingencies (Note7)	—	—
Members' equity	6,898	11,477
Total liabilities and members' equity	$32,306	$35,451

See accompanying notes to financial statements.

EXHIBIT 99.7

MAIN PASS OIL GATHERING COMPANY, LLC
STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31,
	2016	2015
Revenues
Transportation revenues	$8,957	$9,169
Costs and Expenses
Operations and maintenance expenses	2,882	2,289
General and administrative expenses	1,009	1,096
Depreciation and amortization expense	3,382	3,380
Accretion expense for asset retirement obligations	1,387	1,311
Total costs and expenses	8,660	8,076
Other Income (Expenses)	1	(27)
Net Income	$298	$1,066

See accompanying notes to financial statements.

EXHIBIT 99.7

MAIN PASS OIL GATHERING COMPANY, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(in thousands)

Balance at January 1, 2015	$16,291
Net income	1,066
Distributions	(5,880)
Balance at December 31, 2015	11,477
Net income	298
Contributions	692
Distributions	(5,569)
Balance at December 31, 2016	$6,898

See accompanying notes to financial statements.

EXHIBIT 99.7

MAIN PASS OIL GATHERING COMPANY, LLC
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2016	2015
Cash flows from operating activities
Net income	$298	$1,066
Adjusted to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	3,382	3,380
Accretion expense for asset retirement obligations	1,387	1,311
Gain on sale of capital assets	—	(10)
Changes in operating assets and liabilities:
Accounts receivable	216	96
Prepaid expenses and other assets	(359)	63
Accounts payable	63	(16)
Accrued liabilities	(16)	(26)
Net cash provided by operating activities	4,971	5,864
Cash flows from investing activities
Capital expenditures	(5)	(6)
Proceeds on disposal of capital assets	—	10
Net cash (used in) provided by investing activities	(5)	4
Cash flows from financing activities
Contributions	692	—
Distributions	(5,569)	(5,880)
Net cash used in financing activities	(4,877)	(5,880)
Net increase (decrease) in cash and cash equivalents	89	(12)
Cash and cash equivalents, beginning of year	928	940
Cash and cash equivalents, end of year	$1,017	$928

See accompanying notes to financial statements.

EXHIBIT 99.7

MAIN PASS OIL GATHERING COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
(in thousands)

1.	Organization and Nature of Business

Main Pass Oil Gathering Company, LLC (the "Company") is a Delaware limited liability company. The members are Centana Oil Gathering, LLC ("CENTANA") and Panther Offshore Gathering Systems, LLC ("POGS"). At December 31, 2016 and 2015, CENTANA and POGS own 66.7% and 33.3% interests in the Company, respectively. On December 29, 2015, the Company converted from a General Partnership to a Limited Liability Company ("LLC"). The conversion had no impact on the ownership of the Company.

The Company's business is to develop, finance, construct, operate, and maintain oil gathering facilities in certain areas of the Gulf of Mexico. Construction of the Company's gathering facilities was completed during 1997 at which time gathering services were commenced.

The Company may distribute excess cash to the members or, if necessary, request additional capital contributions from the members. The Company distributed approximately $5.6 million and $5.9 million of excess cash during 2016 and 2015, respectively. In 2016, cash calls were made for the Bureau of Energy Management ("BOEM") Supplemental Bonding and Projects of $500,000 and $192,000, respectively. No cash calls were made and no capital contributions were received during 2015.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in the period when persuasive evidence of a contractual arrangement exists, the sales price is fixed or determinable, services are rendered and collectability is reasonably assured. Revenue from crude oil gathering services provided from various oil drilling platforms in the Gulf of Mexico is recognized upon delivery of the oil from the gathering pipeline system to a connecting carrier located off the coast of Louisiana.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments, which have an original maturity of three months or less. The Company maintains cash balances in a financial institution which at times may exceed federally insured limits. The Company monitors the financial condition of its institutions and has experienced no losses associated with its accounts.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are concentrated among producers with operations in the Gulf of Mexico. Management believes that concentrations of credit risk with respect to trade receivables are limited due to ongoing credit evaluations of its customers. The Company limits the amount of credit extended when deemed necessary and, generally, does not require collateral. Management estimates an allowance for doubtful accounts based upon the specific identification of accounts deemed not collectible. Management considered no allowance for doubtful accounts necessary as of December 31, 2016. The Company had allowance for doubtful accounts of approximately $3,000 as of December 31, 2015.

The Company has two customers representing 78% and 15% of revenues in 2016, and 71% and 18% of revenues in 2015.

EXHIBIT 99.7

These same two customers comprised $573,747 and $107,417 of accounts receivable at December 31, 2016, and $713,672 and $150,662 of accounts receivable at December 31, 2015. These customers are in the business of oil and gas production, an industry that has recently been impacted by a challenging commodity pricing environment. The loss of one of these customers would have a negative impact on the Company.

Pipelines and Equipment

Pipelines and equipment are recorded at historical cost, less accumulated depreciation and impairment charges, if any. Additions and improvements that expand the productive capacity or extend the useful life of the assets are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Pipelines and equipment consist primarily of line pipe, equipment, and other pipeline construction. Depreciation is determined by using the straight-line method over the estimated useful lives of the assets of seven to twenty years.

Inventory included in pipelines and equipment on the accompanying balance sheets consists of crude oil line fill required by the gathering pipeline system to maintain operations and is valued at cost.

Impairment of Long-Lived Assets

The Company reviews long-lived assets (including line fill) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment has been recorded in 2016 or 2015.

Asset Retirement Obligations

Accounting Standards Codification Topic 410-20, Asset Retirement Obligations addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of long-lived assets. When the liability is initially recorded, the Company capitalizes an equivalent amount as part of the cost of the asset. Over time, the liability will be accreted for the change in its present value each period, and the capitalized cost will be depreciated over the useful life of the related asset.

Environmental Liabilities

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties. Projected cash expenditures are presented on an undiscounted basis. At December 31, 2016 and 2015, no environmental matters have been identified that are expected to have a material impact on the Company's financial position or results of operations.

Income Taxes

The Company is treated as a pass-through entity under the provisions of the United States Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes, as the results of operations and related credits and deductions will be passed through to and taken into account by its members in computing their respective income taxes.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its being a disregarded entity for federal income tax purposes and that income taxes are directly attributable to its members. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefits of this income tax position (no income tax expense or liability) have been recognized for the years ended December 31, 2016 and 2015. The company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date. The Company records income tax related interest and penalties, if any, as a component in the provision for income tax expense.

EXHIBIT 99.7

None of the Company's federal or state income tax returns are currently under examination by the Internal Revenue Service ("IRS") or state authorities. However, fiscal years 2013 and later remain subject to examination by the IRS, while fiscal years 2012 and later remain subject to examination by state regulators.

3.	Pipelines and Equipment

The components of pipelines and equipment were as follows:

	December 31,
	2016	2015
Line pipe, equipment and other pipeline construction	$80,857	$80,857
Line fill inventory	2,806	2,806
Telecommunications equipment	33	28
	83,696	83,691
Less: accumulated depreciation and amortization	(54,073)	(50,691)
Total pipelines and equipment	$29,623	$33,000

Total depreciation and amortization expense was approximately $3.4 million in each of the years ended December 31, 2016 and 2015.

4.	Other Assets

Pursuant to a Platform Use and Construction Agreement between the Company and CNG Producing Company, Coastal Oil & Gas USA, L.P., and Chieftain International (U.S.) Inc. (the "Platform Owners"), the Company paid $1.6 million in fiscal year 1996 to the Platform Owners for the non-exclusive right over the platform lease agreement term (25 years) to use certain space and equipment on the platform for the Company's oil gathering pipeline system. This prepaid expense is being amortized over the term of the lease. As of December 31, 2016 and 2015, prepaid expenses related to this agreement totaled approximately $299,000 and $363,000, respectively, included in prepaid expenses and other assets (current and long-term) in the accompanying balance sheets.

5.	Asset Retirement Obligations

The Company has recognized a liability for the estimated fair value of its asset retirement obligations. The fair value of the asset retirement obligations was determined based upon expected future costs, and applying an inflation rate of 2.00% per annum. The estimated future costs were then discounted using a discount rate of 5.75% per annum.

The changes in the Company's asset retirement obligations for the years ended December 31, 2016 and 2015 were as follows:

Balance at January 1, 2015	$22,307
Accretion expense	1,311
Balance at December 31, 2015	23,618
Accretion expense	1,387
Balance at December 31, 2016	$25,005

EXHIBIT 99.7

6.	Related Party Transactions

During 2016 and 2015, $0.5 million was paid to Panther Operating Company, LLC ("POC") for control center service fees, administrative, and general overhead fees in accordance with an operating agreement.

In accordance with the operating agreement, the Company pays management fees to POC of $70 thousand per month. Management fee expenses totaled $840 thousand during 2016 and 2015. The operating agreement commenced on March 18, 2014 with an initial term of three years and shall automatically renew for successive two year renewal terms unless either party gives the other party written notice of at least one hundred and eighty days prior to the end of the subsequent term.

During 2016, the Company deposited $400 thousand with POC as part of the arrangement for the Company to be included in the Outer Continental Shelf ("OCS") mineral lessee's or operator's Supplemental Bond required by BOEM. The related party deposit is included in other assets as long term in the accompanying balance sheets as of December 31, 2016.

7.	Commitments and Contingencies

From time to time, the Company may be subject to various lawsuits and claims, none of which, in the opinion of management with input from their attorneys, will have an adverse effect on the Company's financial condition, results of operation, or cash flow.

8.	Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date through February 21, 2017, the date these financial statements were available to be issued.